SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                      THE WASHINGTON POST COMPANY
     ------------------------------------------------------------
                           (Name of Issuer)

                 CLASS B COMMON STOCK, $1.00 PAR VALUE
     ------------------------------------------------------------
                    (Title of Class of Securities)

                              939640 10 8
     ------------------------------------------------------------
                            (CUSIP Number)

           Diana M. Daniels, Esq.                with a copy to:
     Vice President and General Counsel      Melvin L. Bedrick, Esq.
         The Washington Post Company         Cravath, Swaine & Moore
           1150 15th Street, N.W.               825 Eighth Avenue
            Washington, DC 20071                New York, NY 10019
               (202) 334-6600                     (212) 474-1100
     ------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           October 19, 1994
     ------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
     Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          (1)  Names of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons


                       George J. Gillespie, III
     ------------------------------------------------------------

          (2)  Check the Appropriate Box if a Member of a Group
                                             (a)       [ ]
                                             (b)       [x]
     ------------------------------------------------------------

          (3)  SEC Use Only

     ------------------------------------------------------------

          (4)  Source of Funds
                            Not Applicable
     ------------------------------------------------------------

          (5)  Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)      [ ]

     ------------------------------------------------------------

          (6)  Citizenship or Place of Organization

                             United States
     ------------------------------------------------------------

         Number of     (7)  Sole Voting Power          689,564
       Shares Bene-
         ficially      (8)  Shared Voting Power      1,097,243
         Owned by
       Each Report-    (9)  Sole Dispositive Power     145,643
        ing Person
           With       (10)  Shared Dispositive       1,641,164
                            Power
     -----------------------------------------------------------

          (11) Aggregate Amount Beneficially Owned by Each
               Reporting Person
                               1,786,807
     ------------------------------------------------------------

          (12) Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares

               [ ]

     ------------------------------------------------------------

          (13) Percent of Class Represented by Amount in Row (11)
                                 15.6
     ------------------------------------------------------------

          (14) Type of Reporting Person (See Instructions)

               IN

                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             SCHEDULE 13D

                             Statement of

                       GEORGE J. GILLESPIE, III

                   Pursuant to Section 13(d) of the
                    Securities Exchange Act of 1934

                             in respect of

                      THE WASHINGTON POST COMPANY


               This statement relates to the Class B Common
     Stock, par value $1.00 per share (the "Class B Common Stock") of The Washington Post Company (the "Company").
     On February 9, 1979, a Schedule 13G was filed on behalf of George J. Gillespie, III with the Securities and Exchange Commission. The Schedule 13G was subsequently amended on February 8, 1980, February 13, 1981, February 16, 1982, February 19, 1982, February 4, 1983, February 7, 1985, March 5, 1986, February 6, 1987, February 1, 1988, February 14, 1990, February 13, 1991 and February 7, 1992 (as amended, the "Schedule 13G").

               Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, Mr. Gillespie is no longer eligible to file a statement relating to his beneficial ownership of the Class B Common Stock of the Company on Schedule 13G by reason of the transactions described herein.

               This statement is submitted to reflect changes that have occurred since the filing of the last amendment to Mr. Gillespie's Schedule 13G on February 7, 1992.

     Item 1.  Security and Issuer

               The securities to which this statement relates are shares of Class B Common Stock, par value $1.00 per share ("Class B Common Stock"), of The Washington Post Company, a Delaware corporation (the "Company"), whose principal executive offices are located at 1150 15th Street, N.W., Washington, D.C. 20071.

               The Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), of the Company is convertible on a share-for-share basis into Class B Common
     Stock.  Pursuant to Rule 13d-3(d), such shares of Class A
     Common Stock are also covered by this statement.

     Item 2.  Identity and Background.

               (a), (b) and (c). This statement is being filed by George J. Gillespie, III. Since 1963, Mr. Gillespie has been a partner at the law firm of Cravath, Swaine & Moore whose principal office is located at 825 Eighth Avenue, New York, N.Y. 10019. He has been a Director of the Company since 1974 and serves as Chairman of the Finance Committee of the Board of Directors.

               (d) During the last five years, Mr. Gillespie has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, Mr. Gillespie has not been party to any civil proceeding of any judicial or administrative body which subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

               (f)  Mr. Gillespie is a citizen of the United
     States of America.

     Item 3.  Source and Amount of Funds or Other Consideration.

               No shares were purchased. The method by which Mr. Gillespie has acquired beneficial ownership of the Class A Common Stock is described in Item 4.

     Item 4.  Purposes of Transaction.

               Mr. Gillespie acts as a trustee for several of the trusts established for the benefit of the Graham family. Included among these are the Katharine Graham 1971 Trusts for the benefit of Donald E. Graham, William W. Graham and Stephen M. Graham and the Katharine Graham 1973 Trusts for the benefit of Donald E. Graham, William W. Graham,
     Stephen M. Graham and Elizabeth G. Weymouth.

               The purpose of the transactions by which Mr. Gillespie has acquired beneficial ownership of additional Class A Common Stock was to assume the voting power relinquished by Katharine Graham with respect to the Class A Shares under the 1971 Trust and the voting and investment power with respect to the Class A shares under the 1973 Trust.

               Under the 1973 Trusts, Mrs. Graham has resigned as trustee. Her voting and investment power with respect to the Class A shares thereunder has been assumed by Donald E.
     Graham and Mr. Gillespie, the remaining trustees.

               Under the 1971 Trusts, Mrs. Graham has also relinquished her voting power with respect to the Class A shares. Such voting power has been assumed by Donald E. Graham and Mr. Gillespie, the current trustees, who already have investment power under the 1971 Trusts. William W. Graham also shares voting and investment power with respect to those Class A Shares under the 1971 Trust which are held for his benefit. Stephen M. Graham also shares voting and investment power with respect to those Class A Shares under the 1971 Trust which are held for his benefit.

     Item 5.  Interest in Securities of the Issuer.

               (a) and (b).  As of December 31, 1994,
     Mr. Gillespie was the beneficial owner (as defined in Rule 13d-3(a), (c) and (d) under the Securities Exchange Act of 1934 (the "Act")) of 1,783,617 shares of Class B Common Stock of the Company, constituting approximately 14.8% of such shares then outstanding (as determined in accordance with Rule 13d-3(d)(1) under the Act. A breakdown of such beneficial ownership as of December 31, 1994, is set forth in paragraphs (i) through (xv) below. Except as to the extent of his fiduciary voting and investment power described in paragraphs (ii) through (xv) of this Item 5, Mr. Gillespie has no beneficial interest in the shares held in the trusts described below in paragraphs (ii) through (xv).

               As of December 31, 1994:

               (i) 6,000 shares of Class B Common Stock were owned by Mr. Gillespie, as to which he had sole voting and investment power.<F1>




     [FN]

     <F1> 4,000 shares of Class B Common Stock that were
     previously held by Mr. Gillespie are now being held in a trust for the benefit of Eileen D. Gillespie, Mr. Gillespie's spouse. Mr. Gillespie retains neither voting nor investment power and specifically disclaims any beneficial interest in these shares.

              (ii) 99,482 shares of Class B Common Stock were held in three trusts for the benefit of others; Mr. Gillespie, as a trustee under two separate agreements dated March 4, 1971, and August 23, 1977, respectively, shared voting and investment power with respect to such shares with Donald E. Graham, the other trustee.

             (iii)  544,101 shares of Class B Common Stock
                    were held by Mr. Gillespie as a trustee
                    of four trusts for the benefit of others;
                    Mr. Gillespie, as voting trustee under an agreement dated September 1, 1983, had sole voting power with respect to such shares; he shared investment power with respect to such shares with Morgan Guaranty Trust Company of New York ("MGTC"), the other trustee.

              (iv) 4,500 shares of Class B Common Stock were held in a charitable remainder unitrust for the benefit of others; Mr. Gillespie, as a trustee under an agreement dated December 8, 1980, shared voting and investment power with respect to such shares with Ruth M. Epstein, the other trustee.

               (v) 1,000 shares of Class B Common Stock were held in a revocable trust for the benefit of another; Mr. Gillespie, as a trustee under an agreement dated April 23, 1946, shared voting and investment power with respect to such shares with Ruth M. Epstein and MGTC, the other trustees.

              (vi) 1,600 shares of Class B Common Stock were held in two trusts for the benefit of others; Mr. Gillespie, as a trustee under an agreement dated December 20, 1968, shared voting and investment power with respect to such shares with MGTC, the other trustee.

             (vii) 139,643 shares of Class B Common Stock were held in a revocable trust for the benefit of another; Mr. Gillespie, as a trustee under an agreement dated June 24, 1939, had sole voting and investment power with respect to such shares. The beneficiary has the right to revoke such trust at any time.

            (viii) 135,168 shares of Class B Common Stock and 248,832 shares of Class A Common Stock, par value $1.00 per share ("Class A Common Stock"), of the Company (such Class A Common Stock being convertible share for share into Class B Common Stock at the option of the holder thereof) were held in a trust for the benefit of others; Mr. Gillespie, as a trustee under an agreement dated June 25, 1969, shared voting and investment power with respect to such shares with Elizabeth G. Weymouth and Donald E. Graham, the other trustees.

              (ix) 181,491 shares of Class A Common Stock were held in three trusts for the benefit of others; Mr. Gillespie, as a trustee under an agreement dated March 4, 1971, shared voting and investment power with respect to such shares with Donald E. Graham, the other trustee. William W. Graham also shares voting and investment power with respect to those Class A Shares under the 1971 Trust which are held for his benefit. Stephen M. Graham also shares voting and investment power with respect to those Class A Shares under the 1971 Trust which are held for his benefit.

               (x) 248,832 shares of Class A Common Stock were held in four trusts for the benefit of others; Mr. Gillespie, as a trustee under an agreement dated July 10, 1973, shared voting power with respect to such shares with Donald E. Graham, the other trustee.

              (xi) 2,600 shares of Class B Common Stock were held in a charitable remainder unitrust for the benefit of others; Mr. Gillespie, as a trustee under an agreement dated July 26, 1985, shared voting and investment power with respect to such shares with Katharine Graham and Donald E. Graham, the other trustees.

             (xii) 25,200 shares of Class A Common Stock were held in seven trusts for the benefit of others; Mr. Gillespie, as a trustee under an agreement dated November 29, 1989, shared voting and investment power with respect to such shares with William W. Graham, the other trustee.

            (xiii) 10,000 shares of Class B Common Stock were held in a trust for the benefit of others; Mr. Gillespie, as a trustee under an agreement dated August 23, 1977, shared voting and investment power with respect to such shares with Donald E. Graham, the other trustee.

             (xiv) 135,168 shares of Class B Common Stock held in trust for the benefit of others;
                    Mr. Gillespie, as a trustee, shared voting and investment power with respect to such shares with Donald E. Graham, the other trustee.

              (xv) 3,190 shares of Class B Common Stock were held in 17 trusts for the benefit of others;
                    Mr. Gillespie shared voting and investment power with respect to such shares.

               Katharine Graham has been Chairman of the Board of the Company since 1973. On May 9, 1991, she stepped down as Chief Executive Officer, a position she had held since 1973. On September 9, 1993, she stepped down as Chairman of the Board, a position she had held since 1973 and became Chairman of the Executive Committee of the Board. Her business address is 1150 15th Street, N.W., Washington, D.C.
      Mrs. Graham is a citizen of the United States.

               Donald E. Graham has been the President and Chief Executive Officer of the Company since May 9, 1991 and a Director of the Company since 1974. On September 9, 1993, he became Chairman of the Board of the Company. He is the son of Katharine Graham. His business address is 1150 15th Street, N.W., Washington, D.C. Mr. Graham is a citizen of the United States.

               William W. Graham is the son of Katharine Graham.
     His business address is Suite 401, 11661 San Vincente
     Boulevard, Los Angeles, CA.  Mr. Graham is a citizen of the
     United States.

               Elizabeth G. Weymouth is the daughter of Katharine
     Graham. Her address is 21 E. 79th St., New York, N.Y. She is a free-lance writer and journalist. Ms. Weymouth is a citizen of the United States.

               The Morgan Guaranty Trust Co. of New York is a trust company with its principal business address at 9 West
     57th Street, New York, N.Y.

               None of the above listed persons has been convicted in a criminal proceeding (excluding traffic violations) during the last five years. None of the above persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

               (c) Effective as of October 19, 1994, Katharine Graham resigned as trustee and thereby relinquished her voting and investment power with respect to the 248,832 Class A Common Stock shares in the 1973 Trust for the benefit of Donald E. Graham, William W. Graham, Stephen M. Graham and Elizabeth G. Weymouth. Such voting power was assumed by Donald E. Graham and Mr. Gillespie, the other trustees.

               Effective as of October 19, 1994 Mrs. Graham also relinquished her voting power with respect to the 181,491 Class A Common Stock shares in the 1971 Trust for the benefit of Donald E. Graham, William W. Graham and
     Stephen M. Graham. Such voting power was assumed by Donald E. Graham and Mr. Gillespie, the trustees. Such voting power has also been assumed by William W. Graham with respect to those Class A shares in the 1971 Trust held for his benefit. Such voting power has also been assumed by Stephen M. Graham with respect to those Class A shares in the 1971 Trust held for his benefit.

               (d) The beneficiaries of the trusts referred to in paragraphs (ii) through (xv) above are, subject to certain limitations contained in the agreements governing such trusts, entitled to receive dividends from the shares held in the respective trusts.

     Item 6.   Contracts, Arrangements, Understandings Or
               Relationships With Respect to Securities of the
               Issuer.

               As stated in Item 4, Mr. Gillespie acts as trustee for several of the Graham family trusts. As such, he typically exercises sole or shared voting power and/or sole or shared investment power over the securities held in such trusts.

     Item 7.   Material to be Filed as Exhibits.

               None.

                           Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  February 13, 1995


                                   -----------------------------
                                   George J. Gillespie, III